NOTE 5
ACTIONS BY TRUSTEES
On April 15,2002,the Trustees approved the merger of Putnam VT Asia Pacific Growth Fund into Putnam VT
International Growth Fund and the merger of Putnam
VT Technology Fund into Putnam VT Voyager Fund II.
The transactions are scheduled to occur in October
2002.The mergers are subject to a number of conditions and there is no guarantee it will occur.